[Parker Drilling letterhead]

July 24, 2014

H. Roger Schwall

Assistant Director

Office of Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Parker Drilling Company

Registration Statement on Form S-4

Filed on June 20, 2014

File No. 333-196930

Dear Mr. Schwall:

Set forth below is the response of Parker Drilling Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that appeared in the Staff’s letter dated July 14, 2014 regarding the Company’s Registration Statement on Form S-4 as filed with the SEC on June 20, 2014 (the “Registration Statement”). For ease of reference, the Staff’s comments are reproduced below in bold and is followed by the Company’s response to such comment.

General

1.	It appears that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has submitted a separate letter with Amendment No. 1 to the Registration Statement containing the required confirmations and representations as requested.

Prospectus Cover Page

2.	You disclose the following on the prospectus cover page: “The private notes issued pursuant to Rule 144A under the Securities Act bear the CUSIP number 701081 AW1 and the ISIN number US701081AW15, and the private notes issued pursuant to Regulation S under the Securities Act bear the CUSIP number U70081 AG6 and the ISIN number USU70081AG67.” Please remove this extraneous information from the cover page.

July 24, 2014

The Company has removed the requested information from the prospectus cover page in Amendment No. 1 to the Registration Statement.

Special Note Regarding Forward-Looking Statements, page 25

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Company has removed the reference to the safe harbor for forward-looking statements provided in the Private Litigation Reform Act of 1995 in Amendment No. 1 to the Registration Statement.

Legality Opinions

4.	Please obtain and file as exhibits new or revised opinions which give effect to the following two comments.

The Company has obtained new opinions which given effect to the following two comments, which are filed as Exhibits 5.2 and 5.4 to Amendment No. 1 to the Registration Statement.

Exhibit 5.2

5.	The last paragraph of page 1 of this opinion includes a list which jumps from (iii) to (vi), suggesting that perhaps items (iv) and (v) might have been omitted. Please ask counsel to account for any other documents or materials examined and inadvertently not included in the list.

The Company has obtained a new opinion from Conner & Winters LLP which corrects an error in the numbering of the list in the last paragraph of page 1 of the previous opinion. The revised opinion is filed as Exhibit 5.2 to Amendment No. 1 to the Registration Statement.

Exhibit 5.4

6.	The last sentence of this exhibit states “[o]ther than the addressee hereof, no person may rely on this opinion except that Baker Botts L.L.P. may rely upon this opinion as though this opinion was addressed to them.” Counsel will need to provide an opinion without that limitation, insofar as purchasers are entitled to rely on the opinion. Please see Section II.B.3.d of Staff Legal Bulletin 19, which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

July 24, 2014

The Company has obtained a new opinion from Jones Walker LLP which removes the limitation on reliance. The revised opinion is filed as Exhibit 5.4 to Amendment No. 1 to the Registration Statement.

*            *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 406-2000 or Kelly B. Rose at (713) 229-1796.

Very truly yours,

/s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:	Kelly B. Rose

Baker Botts L.L.P.

Signature Page to Response Letter